By Facsimile: (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.					March 29, 2005
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556
(925) 631-9100 ext. 206

Re:  	U.S. Realty Partners Limited
	Schedule TO-T filed on March 22, 2005
	File No. 005-55083

Dear Mr. Patterson:

      We have reviewed the filing listed above and have the following comments. All defined terms have the same meaning as in the offer materials.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T - Item 10. Financial Statements

1. Please tell us why financial statements are not material and should not be furnished in accordance with Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A for the offerors, or Purchasers, in this third-party tender offer. Please refer to Instruction 2 of Item 10 of Schedule TO. We note that the consideration consists solely of cash and that the offer is not subject to any financing condition, but the offerors are not public reporting companies, nor is the offer for all outstanding securities of the subject class. In this regard, consider whether you can provide a balance sheet or statement of net worth for individual Purchasers.

Schedule TO-T Item 12. Exhibits

2. We note that the Purchasers have made informal agreements to contribute to the financing of the acquisition of the units subject to the offer, the expenses to be incurred in connection with the offer, and all other anticipated costs of the purchasers.
We believe that these agreements should be filed as exhibits pursuant to Item 1016 of Regulation M-A.

Schedule TO-T Item 13. Information Required by Schedule 13E-3

3. While you incorporate by reference the information set forth in the offer to purchase, any inapplicability of item requirements should be stated. In this respect, it appears that Item 13 is inapplicable and you should disclose this accordingly.

Offer to Purchase

General

4. The Offer to Purchase should be generally revised to fully discuss the implications of your offer on the concurrent consent solicitation being conducted by the Partnership. Although you generally refer to the fact that you may control 25% of the Units if the offer is fully subscribed, you do not specifically discuss how (if at all) that ownership would affect the Partnership`s consent solicitation. For example, the Schedule 14A filing by the Partnership sets the record date for the consent solicitation to approve the asset sale as January 21, 2005. However, the letter of transmittal to be signed by tendering Unit holders states that upon purchase of tendered Units pursuant to the offer, "all prior proxies and consents given by [the tendering Unit holder] will be revoked and no subsequent proxies or consents may be given (and if given will be deemed ineffective)."
If tendering into this offer would make the consent solicitation less likely to succeed, this must be fully explained and discussed in the offer materials. You should also explain what voting rights you will have as to purchased Units with respect to the consent solicitation. For example, Unit holders may believe that your vote would substantially affect the outcome of that solicitation.

5. We note that Steven Gold, one of the Purchasers in this Offer and holder of approximately 1% of the outstanding Units, has submitted a written offer to purchase Twin Lakes, the property of the Partnership to be sold. Please revise to discuss the potential impact of this offer on Mr. Gold`s ability to purchase the Partnership property (now or in the future).

6. We note the statement in Schedule I to the offer to purchase that the Purchasers have an "informal agreement" to share the costs associated with the offer and to allocate any resulting purchases of Units in a manner to be determined in the future. Since Unit holders who do not tender into the offer or who maintain their interest in the Partnership due to pro ration may want to know who will own securities purchased, amend the offer materials to disclose how purchased Units will be allocated among the numerous named bidders. Similarly, indicate each Purchaser`s financial responsibilities with respect to the offer. Depending on when this information is provided, be aware that you may need to extend the offer and disseminate additional offer materials.

7. Refer to the last comment above. Disclose how the Purchasers are funded. For example, are they funded through capital calls for specific deals? In addition, provide a brief background for each Purchaser-entity, such as when it was established, by whom, and for what purpose.

8. Refer to the disclosure at the bottom of page 2 of the offer to purchase. There you state that Purchasers reserve the right upon the occurrence of any of the conditions specified in the offer materials, "to terminate the Offer and not accept for payment any
Units not theretofore accepted for payment or paid for...." As you know, it is our view that all offer condition, other than those related to regulatory approvals necessary for consummation of the offer (there appear to be no such conditions to your offer) must be satisfied or waived on or before the expiration date. How could Units be accepted or paid before prior to the expiration of the offer? Please revise or advise.

Summary Term Sheet
Is the Financial Condition of the Bidders Relevant to My Decision
On Whether to Tender in the Offer, page 5

9. See comment 1 above. Given the requirement of Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A, it appears that the financial condition, in this offer, is relevant to the decision on whether to tender in the offer. Please revise this question and answer to comply with our position.

10. Some of the Purchasers are currently engaged in other tender offers for which they also have financial commitments. This fact, including the maximum dollar amounts for which the Purchasers may be responsible under such offers, should be prominently disclosed in the offer materials. Your revised materials should address the Purchasers` ability to fund all of the financial commitments associated with this and those other offers.

General Background Information, page 11

11. In this subsection, you state that tendering Unit holders will not have to pay brokerage fees or commissions. Will you reimburse tendering Unit holders for any such fees if their Units are held and tendered through a broker? If not, please revise.

Section 2, page 13

12. Refer to the last sentence in the first paragraph on page 13.
The disclosure here is convoluted and unlikely to be understandable to Unit holders. What are the "limitations of applicable law" to which you refer here? Under what circumstance would Purchasers retain tendered securities without paying for them or extending the offer? Please revise, and avoid this "boilerplate" language in future offers.

Section 3, page 13

13. Under "Other Requirements" on page 13, you indicate that distributions declared or paid "during the period commencing on the Offer Date and terminating on the Expiration Date" would be retained by the tendering security holder. How is this consistent with the statement in the first paragraph under "Tender Offer" in the Schedule TO itself and similar statements throughout the Offer to Purchase? There, you state that the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date, which would seem to include distributions between the date the offer began and when it ends. Please review generally (including in the Letter of Transmittal, if necessary).

Section 6, page 15

14. We note that you assume that the partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code. Please revise or advise holders as to why you are unable to clarify this uncertainty.

Section 7, page 17

15. In this section, you state that you will not pay for tendered Units until you receive confirmation that the general partner will recognize the transfer of those Units to you. However, you do not discuss any potential for delays in payment for tendered Units anywhere else in the offer materials. Please discuss the potential for any such delays, if applicable, throughout the offer to purchase, including in the summary term sheet.

Section 8, page 17

16. See comment [4] above concerning the need to discuss the effect (if any) of your purchase of Units in this offer on the consent solicitation being conducted by the Partnership. If the offer will have no effect because of the record date for the consent solicitation, this fact should also be explained.

Section 13, page 19

17. Your offer conditions allow the Purchasers to terminate this offer if the "benefits to be derived by the Purchasers" are materially diminished. Given the existence of the consent solicitation of the Partnership, please revise to more specifically describe those "contemplated benefits." For example, what if the Partnership cannot get the requisite number of consents to pass its proposal?

18. Many of your offer conditions are vaguely and broadly drafted, such that a Unit holder would be unlikely to be able to determine whether or not an offer condition had been "triggered." Therefore, it is our position that if you believe an event implicates on the listed offer condition, you must immediately advise as to how Purchasers will proceed. For example, you may not wait until the end of the offer to terminate it based on an event that occurred on day two of the offer. Please confirm your understanding supplementally.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the purchasers are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

                					Very truly yours,



						      Celeste M. Murphy
						      Special Counsel
							Office of Mergers and
							Acquisitions